UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of March, 2026

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 9th floor
20231-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras announces nominations by the controlling shareholder and minority shareholders for the Board of Directors and Fiscal Council

—

Rio de Janeiro, March 6, 2026 – Petróleo Brasileiro S.A. – Petrobras informs that it has so far received the following nominations for the Company’s Board of Directors (BoD) and Fiscal Council (FC), whose elections will take place at Petrobras’ 2026 Shareholders’ General Meeting.

For the Board of Directors, the Controlling Shareholder nominated the following candidates:

Candidate Name	Position
Bruno Moretti (reappointment)	Member of the BoD and Chair of the BoD
Magda Maria de Regina Chambriard (reappointment)	Member of the BoD
Renato Campos Galuppo (reappointment)	Member of the BoD
José Fernando Coura (reappointment)	Member of the BoD
Marcelo Weick Pogliese (reappointment)	Member of the BoD
Fabio Henrique Bittes Terra	Member of the BoD
Benjamin Alves Rabello Filho	Member of the BoD
Ricardo Baldin	Member of the BoD

For the Fiscal Council, the Controlling Shareholder nominated the following candidates:

Candidate Name	Position
Rafael Rezende Brigolini	Full Member of the FC, representative of the National Treasury
Daniel Cardoso Leal	Alternate Member of the FC, representative of the National Treasury
Mariana de Assis Espécie	Full Member of the FC
Brenno Leopoldo Cavalcante de Paula	Alternate Member of the FC
Luciano José de Araújo	Full Member of the FC
Gustavo Cerqueira Ataíde	Alternate Member of the FC

www.petrobras.com.br/ri

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations

Email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valadares, 28 – 9th floor – 20231-030 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

For the Board of Directors, in the event of cumulative voting, minority shareholders nominated the following candidates:

Candidate Name	Position	Nominating Shareholders
Jose João Abdalla Filho	BoD Member – Common Shares – Cumulative Voting	Dinâmica Energia Equity Investment Fund (FIA Dinâmica) and Banclass Equity Investment Fund, both managed by Banco Clássico S.A.
Marcelo Gasparino da Silva	BoD Member – Common Shares – Cumulative Voting
Mauro Rodrigues da Cunha	BoD Member – Common Shares – Cumulative Voting	Robeco, Franklin Templeton, and Royal London Asset Management

For the separate election of the Board of Directors by common shareholders, minority shareholders nominated the following candidates:

Candidate Name	Position	Nominating Shareholder
Francisco Petros Oliveira Lima Papathanasiadis	BoD Member – Common Shares – Separate Election	Hassan Jorge Mourani Filho

For the separate election of the Board of Directors by preferred shareholders, minority shareholders nominated the following candidates:

Candidate Name	Position	Nominating Shareholders
Jerônimo Antunes	BoD Member – Preferred Shares – Separate Election	Franklin Templeton
Rachel de Oliveira Maia	BoD Member – Preferred Shares – Separate Election	Geração L. Par Equity Investment Fund

www.petrobras.com.br/ri

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations

Email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valadares, 28 – 9th floor – 20231-030 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

For the separate election for the Fiscal Council by common shareholders, minority shareholders nominated the following candidates:

Candidate Name	Position	Nominating Shareholders
Ronaldo Dias	Full Member of the Fiscal Council – Common Shares	Dinâmica Energia Equity Investment Fund (FIA Dinâmica) and Banclass Equity Investment Fund, both managed by Banco Clássico S.A.
Ricardo José Martins Gimenez	Alternate Member of the Fiscal Council – Common Shares

For the separate election for the Fiscal Council by preferred shareholders, minority shareholders nominated the following candidates:

Candidate Name	Position	Nominating Shareholders
Reginaldo Ferreira Alexandre	Full Member of the Fiscal Council – Preferred Shares	Franklin Templeton
Vasco de Freitas Barcellos Neto	Alternate Member of the Fiscal Council – Preferred Shares
André Luiz de Rezende	Full Member of the Fiscal Council – Preferred Shares	André Luiz de Rezende
Márcio Cassol Carvalho	Alternate Member of the Fiscal Council – Preferred Shares

Rosangela Buzanelli Torres was elected as the employees’ representative on Petrobras’ Board of Directors, for the 2026–2028 term.

In accordance with Petrobras’ internal governance procedures and its Policy for the Nomination of Senior Management Members, these nominations will be subject to analysis of legal, management, and integrity requirements and subsequent review by the Eligibility Committee and the Board of Directors, pursuant to Article 21, §4, of Decree 8,945/2016, as amended by Decree 11,048/2022.

The minutes of the Eligibility Committee and the Board of Directors that review the nominations will be made available for consultation on Petrobras’ Investor Relations website (www.petrobras.com.br/ir) and at the CVM (Brazilian securities and exchange commission).

www.petrobras.com.br/ri

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations

Email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valadares, 28 – 9th floor – 20231-030 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 6, 2026

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Fernando Sabbi Melgarejo

______________________________

Fernando Sabbi Melgarejo

Chief Financial Officer and Investor Relations Officer